SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RXi Pharmaceuticals Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74979C105

(CUSIP Number)

Kate Inman

General Counsel, Secretary

OPKO Health, Inc.

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 575-4100

(Name, address and telephone number of person authorized to receive notices and communications)

April 18, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74979C105 Schedule 13D/A	PAGE 2 of 4

1	NAME OF REPORTING PERSONS OPKO Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 224,138
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 224,138
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.43%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74979C105 Schedule 13D/A	PAGE 3 of 4

ITEM 1. Security and Issuer.

This Amendment No. 1 (the “Amendment”) to Schedule 13D is being filed with the Securities & Exchange Commission (the “SEC”) on behalf of OPKO Health, Inc., a Delaware corporation (“OPKO”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of RXi Pharmaceuticals Corporation, a Delaware Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 257 Simarano Drive, Suite 101, Marlborough, Massachusetts 01752. This Amendment amends and supplements the initial statement on Schedule 13D (the “Original Schedule 13D”) filed by OPKO with the SEC on March 22, 2013. Except as set forth herein, this Amendment does not modify any of the information previously reported by OPKO in the Original Schedule 13D. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Original Schedule 13D.

ITEM 2. Identity and Background.

No material changes.

ITEM 3. Source and Amount of Funds or Other Consideration.

Not applicable.

ITEM 4. Purpose of Transaction.

On July 23, 2013, the Issuer completed a one for thirty reverse stock split of its Common Stock, which reduced the Issuer’s shares of issued and outstanding Common Stock from 321,627,134 to 11,439,986 shares, and reduced OPKO’s beneficial ownership from 67,241,379 to 2,241,379 shares of Common Stock, or approximately 19.59%. On April 18, 2016, the Issuer completed a one for ten reverse stock split of its Common Stock, which reduced the Issuer’s shares of issued and outstanding Common Stock from 11,439,986 to 6,534,846 shares, and reduced OPKO’s ownership from 2,241,379 to 224,138 shares of Common Stock, or approximately 3.43%.

ITEM 5. Interest in Securities of the Issuer.

(e)	OPKO ceased to be the beneficial owner of five percent or more of the Issuer’s Common Stock on April 18, 2016.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No material changes.

ITEM 7. Material to be Filed as Exhibits.

Not applicable.

CUSIP No. 74979C105 Schedule 13D/A	PAGE 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPKO Health, Inc.

Dated: January 10, 2017	By:	/s/ Kate Inman
	Name:	Kate Inman
	Title:	General Counsel, Secretary